SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G


                                 (Rule 13d-102)
             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (Amendment No.____________)*


                 SOFTWARE PUBLISHING CORPORATION HOLDINGS, INC.
             -----------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
             -----------------------------------------------------
                         (Title of Class of Securities)


                                   833979206
             -----------------------------------------------------
                                 (CUSIP Number)

                                  June 5, 1998
             ------------------------------------------------------
              Date of Event which Requires Filing of this Statement


Check the appropriate box to designate the Rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-(c)
[ ] Rule 13d-f(d)



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CUSIP No. 833979206                   13G                    Page 2  of 5  Pages



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   1.  NAME OF REPORTING PERSON(S)
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)

        The Whitehaven Group, L.L.C. - I.R.S. Identification No: 65-0830362


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   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]


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   3.  SEC USE ONLY




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   4.  CITIZENSHIP OR PLACE OF ORGANIZATION

       The Whitehaven Group, L.L.C. is a Delaware Limited Liability Company.


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   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            333,333 shares
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             354,166 shares
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH             333,333 shares
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                       354,166 shares

--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


       354,166 shares
--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            [ ]

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  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       9.05%

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  12.  TYPE OF REPORTING PERSON*


       CO

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

 CUSIP No. 833979206                   13G                   Page 3  of 5  Pages

Item 1.     (a)   Name of Issuer:

                  Software Publishing Corporation Holdings, Inc.
                  --------------------------------------------------------------

            (b)   Address of Issuer's Principal Executive Offices:

                  3A Oak Road, fairfield, NJ 07004
                  --------------------------------------------------------------

Item 2.     (a)   Name of Person Filing:

                  The Whitehaven Group, L.L.C. is a Delaware Limited Liability Company.

                  --------------------------------------------------------------
            (b)   Address of Principal Business Office, or if None, Residence:

                  6700 North Andrews Avenue, Suite 500, Fort Lauderdale, Florida 33309

                  --------------------------------------------------------------
            (c)   Citizenship:
                  See response to Number 4 on page 2

                  --------------------------------------------------------------
            (d)   Title of Class of Securities:

                  Common Stock, par value $.001 per share

                  --------------------------------------------------------------
            (e)   CUSIP Number:

                  833979206
                  --------------------------------------------------------------

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a)   [ ]   Broker or Dealer  registered under Section  15 of  the
                        Act,

            (b)   [ ]   Bank as defined in Section 3(a)(6) of the Act,

            (c)   [ ]   Insurance Company  as defined  in Section  3(a)(19) of
                        the Act,

            (d)   [ ]   Investment Company registered under  Section 8 of  the
                        Investment Company Act,

            (e)   [ ]   Investment Adviser registered under Section 203 of the
                        Investment Advisers Act of 1940,
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CUSIP No. 833979206                   13G                   Page 4 of 5  Pages

            (f)   [ ]   Employee Benefit Plan,  Pension Fund which is  subject
                        to the  provisions of  the Employee Retirement  Income
                        Security Act of  1974 or Endowment  Fund; see  Section
                        240.13d-1(b)(ii)(F); see Item 7,

            (g)   [ ]   Parent  Holding  Company, in  accordance  with Section
                        240.13d-1(b)(1)(ii)(G); see Item 7,

            (h)   [ ]   Group, in accordance with Section
                        240.13d-1(b)(1)(ii)(H).

Item 4.     Ownership.

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in item 1.

            If more than five percent of the class is owned, indicate:

            (a) Amount beneficially owned: The Whitehaven Group, LLC. which is owned by Elliot and Shelly Lowenstern as joint tenants by the entirety, beneficially owns 333,333 shares of common stock of the issuer (not including The Lowenstern Family Partnership's 20,833 shares). Elliot Lowenstern is also the general partner of The Lowenstern Family Partnership. L.P. which beneficially owns 20,833 shares of common stock of the Issuer. The aggregate amount of shares of common stock of the issuer beneficially owned by The Whitehaven Group, LLC is therefore 354,166 shares.

            (b) Percent of class: 9.05%


            (c) Number of shares as to which such person has:

                  (i)  Sole power to vote or to direct the vote. 333,333 shares

                  (ii) Shared power to vote or to direct the vote. 354,166
                       shares

                 (iii) Sole power to dispose or to direct the disposition of
                       333,333 shares

                  (iv) Shared power to dispose or to direct the disposition of

                       354,166 shares.

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CUSIP No. 833979206                   13G                   Page 5 of 5  Pages


Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable


Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

            None

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

            Not Applicable

Item 8.     Identification and Classification of Members of the Group.


Item 9.     Notice of Dissolution of Group.

            Not Applicable

Item 10.    Certification.

            By signing below I certify that, to the best of my/our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                  Signature.


            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date:  July 10, 1998                            The Whitehaven Group, LLC


                                                By: /s/ Elliot Lowenstern
                                                    -------------------------
                                                    Elliot Lowenstern, Member